UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008	Commission File Number: 1-31349
THOMSON REUTERS CORPORATION
(Translation of registrant’s name into English)
3 Times Square
New York, New York 10036, United States
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON REUTERS CORPORATION
By:	/s/ Deirdre Stanley
Name: Deirdre Stanley
Title: Executive Vice President and General Counsel

Date: April 17, 2008

EXHIBIT INDEX

Exhibit Number	Description

99.1	Thomson Reuters Corporation Restated Articles of Incorporation

99.2	Thomson Reuters Corporation Amended and Restated By-Laws

99.3	Equalization and Governance Agreement

99.4	Thomson Reuters Corporation Deed of Guarantee

99.5	Thomson Reuters PLC Deed of Guarantee

99.6	Thomson Reuters Corporation Voting Share Trust Deed

99.7	Thomson Reuters PLC Voting Share Trust Deed

99.8	Special Voting Share Agreement

99.9	Reuters Trust Principles Support Agreement

99.10	Amended and Restated Deed of Mutual Covenant

99.11	Woodbridge Undertaking

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